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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                ___________


                                 FORM 11-K


                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



     (Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
     For the fiscal year ended December 31, 1995

                                    OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934.
     For the transition period from __________ to __________

                      Commission file number: 1-8973

          A.   Full title of the plan and the address of the plan, if
     different from that of the issuer named below:   Kysor Industrial
     Corporation Employee Stock Ownership Plan

          B.   Name of issuer of the securities held pursuant to the
     plan and the address of its principal executive office:   Kysor
     Industrial Corporation, One Madison Avenue, Cadillac, Michigan
     49601


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KYSOR INDUSTRIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                      PAGES

Report of Independent Accountants. . . . . . . . . . . . . . . . . . .    2


Financial Statements:

 Statement of Net Assets Available for Plan Benefits
   as of December 31, 1995 and 1994. . . . . . . . . . . . . . . . . .    4

 Statement of Changes in Net Assets Available for Plan
   Benefits for the Years Ended December 31, 1995,
   1994 and 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . .    5

 Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .  6-9


Supplemental Schedules:

 Item 27a - Schedule of Assets Held for Investment
   Purposes as of December 31, 1995. . . . . . . . . . . . . . . . . .   10

 Item 27d - Schedule of Reportable Transactions for
   the Year Ended December 31, 1995. . . . . . . . . . . . . . . . . .   11
























                       -1-
Coopers                                   Coopers & Lybrand L.L.P.
& Lybrand                                 a professional services firm


REPORT OF INDEPENDENT ACCOUNTANTS


To the Committee of
Kysor Industrial Corporation
Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for plan benefits of Kysor Industrial Corporation Employee Stock Ownership Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for each of the three years in the period ended
December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index on page 1 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly






                       -2-
stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.


Detroit, Michigan
March 14, 1996




































Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.




                       -3-

KYSOR INDUSTRIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1995 AND 1994

                    ASSETS                            1995                 1994
Cash                                              $    84,663         $    95,325
Receivables:
 Preferred stock dividend                             649,006             654,329
 Employer contributions                                45,455              41,650
Investments, at fair value (Note 3)                27,597,525          27,504,871

   Total assets                                    28,376,649          28,296,175

                    LIABILITIES

Notes payable                                      20,000,000          20,348,727
Accrued interest                                      694,461             695,979

   Total liabilities                               20,694,461          21,044,706

Net assets available for plan benefits            $ 7,682,188         $ 7,251,469

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

























                       -4-

KYSOR INDUSTRIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                            1995               1994              1993
Additions:
 Employer contributions                  $  300,559         $  335,110        $  367,683
 Dividend and interest income             1,756,472          1,746,822         1,733,198
 Net appreciation in fair value
   of investments                           475,837          2,070,529                 -

                                          2,532,868          4,152,461         2,100,881

Deductions:
 Benefits paid to withdrawing
   participants                             417,849            369,304           246,778
 Interest expense                         1,684,300          1,708,620         1,733,014
 Net depreciation in fair value
   of investments                                 -                  -           193,238

                                          2,102,149          2,077,924         2,173,030

   Net additions (deductions)               430,719          2,074,537           (72,149)

Net assets available for plan
 benefits, beginning of year              7,251,469          5,176,932         5,249,081

   Net assets available for
     plan benefits, end of year          $7,682,188         $7,251,469        $5,176,932

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


















                       -5-
KYSOR INDUSTRIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF PLAN AND BENEFITS:

   The Plan is a noncontributory stock ownership plan available to all
   U. S. salaried and hourly employees of Kysor Industrial Corporation (the "Company") not covered by a collective bargaining agreement. The Plan is designed to invest primarily in the preferred stock and common stock of the Company and is intended to meet the requirements of
   Section 141 of the Revenue Act of 1978, as amended, and Section 401(a) of the Internal Revenue Code of 1954, as amended.

   During 1985, the Plan purchased 357,668 shares of the Company's common stock. The Plan's purchase was financed through a bank loan, guaranteed by the Company. Over a period of 10 years, the Company repaid the cost of the shares plus interest. As the loan was repaid, the proportionate number of shares were allocated among plan participants based upon participants' compensation levels. At December 31, 1995, all of common stock of the Company was allocated to Plan participants. At December 31, 1994 and 1993, 35,763 and 71,530 shares, respectively, of common stock of the Company remained unallocated to plan participants.

   On February 24, 1989, the Plan purchased 820,513 shares of newly issued eight percent cumulative Series A Convertible Voting Preferred Stock, $24.375 stated value per share ("Convertible Stock"), from the Company. The Plan's purchase of preferred stock was financed by a loan from the Company, which issued a $20,000,000, 15-year Employee Stock Ownership Plan note to raise necessary funds. The Plan pledges all such Convertible Stock as collateral for the purpose of securing payment and performance of all obligations and indebtedness of the Plan pursuant to the exempt loan agreement. The Company will service the debt obligation plus interest primarily through the distribution of preferred stock dividends. In 1995, 1994 and 1993, dividends on preferred stock of $1,564,000, $1,577,000 and $1,587,000 plus
   $107,000, $96,000 and $85,000 of additional contributions, respectively, were received from the Company. The Convertible Stock may be voluntarily converted at the option of the Plan into shares of the Company's common stock on a one-for-one basis, subject to certain antidilution adjustments. The Convertible Stock is subject to redemption by the Company generally beginning March 1, 1993.

   As the debt is serviced, a proportionate number of shares will be allocated among plan participants based on participants' compensation levels. At December 31, 1995, 1994 and 1993, 592,661, 628,124 and
   663,588 shares, respectively, were unallocated to plan participants.



                       -6-
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1. DESCRIPTION OF PLAN AND BENEFITS, CONTINUED:

   The Company's contributions will vest over 7 years, beginning with 20 percent vesting after 3 years and 20 percent vesting each year thereafter. Forfeitures will be allocated among the accounts of all eligible participants for that year. The Company is obligated to make contributions to the Plan which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its notes payable.

   Upon termination or retirement, the balance in a participant's account may be distributed in cash or in shares of the Company's common stock at the participant's option. During 1995, 1994 and 1993, the Plan(s) distributed 1,187 shares, 4,243 shares and 4,578 shares, respectively, of the Company's common stock to withdrawing participants. Additionally, 6,036 shares of preferred stock were converted into common stock during 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   a. INVESTMENT VALUATION: Investments in common stock traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The preferred stock was valued at $24.86 and $25.11 per share on December 31, 1995 and 1994, respectively, based on a market comparable analysis performed by an independent investment firm. Units of the collective investment fund are valued at $1. The Kysor Industrial Corporation Employee Ownership Plan (the "Plan") assets, which consist primarily of the items noted above, are held by the trustee of the Plan.

   b. INVESTMENT TRANSACTIONS: Purchases and sales of securities are reflected on a trade-date basis. The basis on which cost is determined in computing realized gains or losses from sales or distributions of investments is average cost.

   c.  CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS:
       In accordance with the policy of stating investments at fair value, the Plan presents the net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets available for plan benefits. Net appreciation (depreciation) consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.




                       -7-
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

   d. INTEREST AND DIVIDEND RECOGNITION: Interest income and expense are recorded as earned or incurred. Common stock dividend income is recorded on the ex-dividend date. Dividends on the shares of preferred stock are recorded as declared. Preferred stock dividends are cumulative, in the amount of eight percent per annum, from the date of their original issuance.

   e. FINANCIAL INSTRUMENTS: The Plan has investments and notes payable which are considered financial instruments. The investments are carried at fair value. The market value of notes payable, as determined through information obtained from banking sources and management estimates, approximates their carrying value.

   f. ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS:

   The following is a summary of plan assets at December 31:

                                                      1995                                1994
                                             MARKET                              MARKET
                                             VALUE             COST              VALUE             COST
      Kysor Industrial Corporation
        common stock, 318,580
        shares in 1995 and 329,302
        shares in 1994                    $ 7,725,566       $ 3,283,523       $ 7,285,807       $ 3,316,497

      Kysor Industrial Corporation
        preferred stock, 797,517
        shares in 1995 and 803,553
        shares in 1994                     19,826,272        19,439,504        20,177,212        19,586,604

      Short-term investments                   45,687            45,687            41,852            41,852

                                          $27,597,525       $22,768,714       $27,504,871       $22,944,953


                       -8-
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3. INVESTMENTS, CONTINUED:

   Kysor Industrial Corporation common stock at the close of business on December 31, 1995 and March 13, 1996 was $24.25 and $25.75 per share, respectively.

4. TAX STATUS:

   The United States Treasury Department advised on May 12, 1995 that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under the provisions of Section 501(a). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5. NOTES PAYABLE:

   Notes payable consist of the following:

                                                            1995                1994
     Loan from Kysor Industrial Corporation,
      $1,250,000 semiannual principal payments,
      starting July 25, 1996, plus interest
      payable quarterly at 8.36 percent                  $20,000,000         $20,000,000

     Note payable to National Bank of Detroit,
      $174,363 semiannual principal payments
      through September 30, 1995, plus
      interest payable quarterly at 7.0 percent                    -             348,727

      Total notes payable                                $20,000,000         $20,348,727

6. ADMINISTRATIVE EXPENSES:

   Administrative expenses of the Plan are paid by the Company.

7. PLAN TERMINATION PRIORITIES:

   The Company has no intention of terminating the Plan. However, conditions which would cause plan termination are specified in the plan agreement. Upon termination of the Plan, the assets of the Plan would continue to be applied for the exclusive benefit of participants and/or their beneficiaries, as directed by the Committee.


                       -9-

KYSOR INDUSTRIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1995
                                                   (C)
                   (B)                  DESCRIPTION OF INVESTMENT,
           IDENTITY OF ISSUER,           INCLUDING MATURITY DATE,                                        (E)
               BORROWER OR             RATE OF INTEREST, COLLATERAL,                (D)                CURRENT
(A)           SIMILAR PARTY               PAR OR MATURITY VALUE                     COST                VALUE
 *    Kysor Industrial Corporation     Common stock, 318,580 shares,            $ 3,283,523          $ 7,725,566
                                         $1 par value

 *    Kysor Industrial Corporation     Preferred stock, 795,035 shares,          19,439,504           19,826,272
                                         8 percent cumulative Series A
                                         convertible voting, 24.375
                                         stated value per share

      Old Kent Bank                    Collective Investment Fund                    45,687               45,687

                                                                                $22,768,714          $27,597,525




























                      -10-

KYSOR INDUSTRIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
         (A)                                                                (C)            (D)
     IDENTITY OF                          (B)                             PURCHASE       SELLING
   PARTY INVOLVED                 DESCRIPTION OF ASSET                     PRICE          PRICE
REPORTING CRITERION I:     Any single transaction within the plan
                           year, with respect to any plan asset,
                           involving an amount in excess of five
                           percent of the current value of plan
                           assets.

                           None.

REPORTING CRITERION II:    Any series of transactions (other than
                           transactions with respect to securities)
                           within the plan year with or in conjunc-
                           tion with the same person which, when
                           aggregated, regardless of category of
                           asset and gain or loss on any trans-
                           actions, involves an amount in excess
                           of five percent of the current value of
                           plan assets.

                           None.

REPORTING CRITERION III:   Any transaction within the plan year
                           involving securities of the same issue
                           if within the plan year any series of
                           transactions with respect to such
                           securities, when aggregated, involves
                           an amount in excess of five percent of
                           the current value of plan assets.

                           None.

REPORTING CRITERION IV:    Any transaction within the plan year
                           with respect to securities with or in
                           conjunction with the same person if any
                           prior or subsequent single transaction
                           within the plan year with such person
                           with respect to securities exceeds five
                           percent of the current value of plan
                           assets.

                           None.

                      -11-

                               (F)                                  (H)
                             EXPENSE                           CURRENT VALUE
         (E)                INCURRED             (G)            OF ASSET ON            (I)
        LEASE                 WITH               COST           TRANSACTION          NET GAIN
        RENTAL             TRANSACTION         OF ASSET             DATE            OR (LOSS)










































                      -12-
Exhibits:

  23          Consent of Coopers & Lybrand L.L.P. dated June 21, 1996.



                                SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:    June 28, 1996            KYSOR INDUSTRIAL CORPORATION
                                   EMPLOYEE STOCK OWNERSHIP PLAN


                                   By: /S/ PETER W. GRAVELLE
                                       Peter W. Gravelle
                                       President and Chief Operating
                                       Officer and Member of the Employee
                                       Stock Ownership Plan Administrative
                                       Committee



























                                   -13-
                               EXHIBIT INDEX



EXHIBIT        DOCUMENT

  23           Consent of Coopers & Lybrand L.L.P. dated June 21, 1996